Via Edgar

June 15, 2021

Division of Corporation Finance
U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Ben Phippen and Michael Volley

Re:	JATT Acquisition Corp.

Draft Registration Statement on Form S-1 Submitted April 8, 2021

CIK No. 0001855644

Dear Messrs. Phippen and Volley:

On behalf of our client, JATT Acquisition Corp (the “Company”), we hereby provide a response to the comments issued in a letter dated May 5, 2021 (the “Staff’s Letter”) regarding the Company’s Draft Registration Statement on Form S-1 that was confidentially submitted by the Company on April8, 2021 (the “Draft Registration Statement”).

In order to facilitate the review by the staff of the Securities and Exchange Commission (the “Staff”) of the Draft Registration Statement, we have responded, on behalf of the Company, to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

Draft Registration Statement on Form S-1 Summary of Risk Factors, page 26

1. In the last bullet point on page 27, we note that you have identified exclusive forum provisions in your amended and restated memorandum and articles of association as a risk factor. Please describe this provision in your risk factors section and in your description of securities section. Disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

Response: The bullet on page 27 has been removed and the disclosure in the risk factors and description of securities section has been revised in accordance with the Staff’s comment.

Risk Factors, page 28

2. Please add a risk factor describing the risk that the low acquisition cost of the founder shares creates an incentive whereby your officers and directors could potentially make a substantial profit even if you select an acquisition target that is unprofitable for public investors.

Response: An additional risk factor has been added on page 28 in accordance with the Staff’s comment.

Risks Relating to Our Securities

Our warrant agreement will designate the courts of the State of New York, page 61

3. We note that the exclusive forum provision in your warrant agreement applies to actions arising under the Securities Act. Please ensure that the exclusive forum provision in the warrant agreement clearly states that it does not apply to actions arising under the Exchange Act, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Exchange Act.

Response: The disclosure on page 61 in the risk factors section has been revised in accordance with the Staff’s comment.

Certain Relationships and Related Party Transactions, page 115

4. Please disclose here and in your summary section the price per share and the aggregate cost of the 4,312,500 founder shares your sponsor purchased in March 2021.

Response: The disclosure on page 115 and in the summary section has been revised in accordance with the Staff’s comment.

Signatures, page 152

5. Please revise your signature block to indicate that it will be signed by at least a majority of the board of directors or persons performing similar functions. In addition, please have the registration statement signed by an authorized representative in the United States.

Response: The board members who are nominees have signed Consents to serve in that capacity, which Consents are now attached as exhibits. Accordingly, in accordance with the Staff’s comment, the signature blocks have revised to have the appointed directors and the authorized representative in the United States sign.

Please call me at 212-407-4866 if you would like additional information with respect to any of the foregoing.

Sincerely,

/s/ Giovanni Caruso
Giovanni Caruso
Partner